Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Autohome Inc.

汽車之家*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2518)

DATE OF BOARD MEETING AND DATE OF PUBLICATION OF Q2 AND INTERIM RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of Autohome Inc. (the “Company”) will hold a Board meeting on Wednesday, August 25, 2021 (Hong Kong time) for the purposes of, among other things, approving the unaudited financial results of the Company and its subsidiaries and announcement for the three months and six months ended June 30, 2021 (the “Q2 and Interim Results”). The Company will announce its Q2 and Interim Results on Wednesday, August 25, 2021 (Hong Kong time) on the website of The Stock Exchange of Hong Kong Limited at www. hkexnews.hk and the Company’s website at ir.autohome.com.cn, after the trading hours of The Stock Exchange of Hong Kong Limited and before the opening of the U.S. stock market.

The Company’s management team will host an earnings conference call at 8:00 p.m. on Wednesday, August 25, 2021 (Hong Kong time) to discuss the Q2 and Interim Results and answer questions. Dial-in details for the earnings conference call are as follows:

United States:	+1-855-824-5644
Hong Kong, China:	+852-3027-6500
Mainland China:	8009-880-563/400-821-0637
United Kingdom:	0800-026-1542
International:	+1-646-722-4977
Passcode:	10698223#

Participants shall dial in ten minutes before the conference call is scheduled to begin and enter the passcode to join the call. Additionally, a live and archived webcast of the conference call will be available at the Company’s website at ir.autohome.com.cn.

By order of the Board
Autohome Inc.
Quan Long
Director, Chairman and Chief Executive Officer

Hong Kong, August 12, 2021

As at the date of this announcement, the board of directors of the Company comprises Mr. Quan Long, Mr. Dong Liu, Dr. Jing Xiao and Mr. Zheng Liu as the directors, and Mr. Junling Liu, Mr. Tianruo Pu and Dr. Dazong Wang as the independent directors.

*	For identification purposes only